EXHIBIT 12

EXELIS INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(IN MILLIONS, EXCEPT RATIO)	2012	2011	2010	2009	2008
Earnings
Income from continuing operations before income taxes	$521	$537	$696	$700	$657
Add Fixed Charges
Interest expense	38	10	—	1	2
Interest component of rental expense (a)	16	15	14	14	13
Total earnings available for fixed charges	$575	$562	$710	$715	$672
Total Fixed Charges	$54	$25	$14	$15	$15
Ratio of earnings to fixed charges	10.6	22.5	50.7	47.7	44.8

(a)	Represents the portion of operating leases which management believes are a reasonable representation of an interest factor.